UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Matinas Biopharma Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

576810105

(CUSIP Number)

Jennifer Lorenzo
c/o GJG Capital, LLC
107 Circle Road
Staten Island, NY 10304
(917) 439-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576810105	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS GJG Life Sciences, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,396,760*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,396,760*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,396,760*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Includes 4,900,000 shares of Issuer common stock, par value $0.0001 per share (the “Common Stock”) issuable upon conversion of Class A Convertible Preferred Stock of the Issuer (the “Class A Preferred Stock”).

** Percentage of class calculated based on 58,048,412 total outstanding shares of Common Stock as of November 11, 2016, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 576810105	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS GJG Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,396,760*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,396,760*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,396,760*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Includes 4,900,000 shares of Issuer Common Stock issuable upon conversion of Class A Preferred Stock.

** Percentage of class calculated based on 58,048,412 total outstanding shares of Common Stock as of November 11, 2016, as reported in the Issuer’s Form 10-Q, filed with the SEC on November 14, 2016.

CUSIP No. 576810105	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Jennifer Lorenzo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jennifer Lorenzo is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 521,243
	8.	SHARED VOTING POWER 15,396,760*
	9.	SOLE DISPOSITIVE POWER 521,243
	10.	SHARED DISPOSITIVE POWER 15,396,760*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,918,003*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Includes 4,900,000 shares of Issuer Common Stock issuable upon conversion of Class A Preferred Stock.

** Percentage of class calculated based on 58,048,412 total outstanding shares of Common Stock as of November 11, 2016, as reported in the Issuer’s Form 10-Q, filed with the SEC on November 14, 2016.

CUSIP No. 576810105	13D	Page 5 of 8 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $$0.0001 per share (the “Common Stock”), of Matinas Biopharma Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive officers are located at 1545 Route 206 South, Suite 302, Bedminster, NJ 07921.

Item 2.  Identity and Background.

(a)	This Schedule 13D is filed by GJG Life Sciences, LLC, a Delaware limited liability company (“GJG Life”), GJG Capital, LLC, a Delaware limited liability company (“GJG Capital”) and the Managing Member of GJG Life and Jennifer Lorenzo, the sole Member and Manager (the “Managing Member”) of GJG Capital. GJG Life, GJG Capital and the Managing Member are referred to herein collectively as the “Reporting Persons”.

(b)	The address of the Reporting Persons is c/o GJG Capital, LLC, 107 Circle Road, Staten Island, NY 10304.

(c)	The principal business of GJG Capital is serving as the Managing Member of GJG Life. The principal business of the Managing Member is serving as the manager of GJG Capital. GJG Life is a private investment vehicle whose principal business consists of acquiring shares in public and private companies. Because of GJG Capital’s and the Managing Member’s relationship to GJG Life, each of GJG Capital and the Managing Member may be deemed to beneficially own the securities hold by GJG Life. GJG Capital and the Managing Member each disclaim beneficial ownership of the securities held by GJG Life except to the extent of their respective pecuniary interests therein.

(d)	– (e) During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	GJG Life and GJG Capital are Delaware limited liability companies and the Managing Member is a US Citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

During the period from August 2013 through April 2015, GJG Life acquired a total of 9,127,591 shares of Common Stock, warrants (the “Warrants”) to acquire 1,369,169 shares of Common Stock at an exercise price of $0.75 per share, and 490,000 shares of Class A Convertible Preferred Stock of the Issuer (the “Class A Preferred Stock”), convertible into 4,900,000 shares of Common Stock. The acquisitions of the Common Stock, Warrants and Class A Preferred were funded by capital contributions of the Class B Members of GJG Life. During the period from July 2013 to January 2017, the Managing Member acquired a total of 625,000 shares of Common Stock. Such acquisitions were funded by the Managing Member’s personal funds. Subsequent thereto, during the period from January to February 2017, the Managing Member sold 103,757 shares of Common Stock.

On March 1, 2017, the Issuer filed a registration statement on Form 8A-12b (the “Registration Statement”) with the Securities and Exchange Commission registering the Common Stock under Section 12(b) of the Exchange Act of 1934, as amended.

CUSIP No. 576810105	13D	Page 6 of 8 Pages

On March 15, 2017, GJG Life exercised the Warrants and acquired 1,369,169 shares of Common Stock at an exercise price of $0.75 per share. Payment of the exercise price of the Warrants was funded by capital contributions of the Class B Members of GJG Life.

Item 4.  Purpose of Transaction.

GJG Life acquired the shares of Common Stock for investment in the ordinary course of business, as it believed that the shares of Common Stock represented an attractive investment opportunity. As described in Item 3 above, GJG Life initially acquired the Issuer securities prior to the Issuer filing its Registration Statement.

Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Persons, however, each retain the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) industry, economic or securities markets conditions; (iii) alternative investment opportunities; and (iv) other relevant factors.

Item 5.  Interest in Securities of the Issuer.

(a)	Following the exercise of the Warrant, GJG Life beneficially owns an aggregate of 10,496,760 shares of Common Stock and 490,000 shares of Class A Preferred Stock. The Class A Preferred Stock is convertible into 4,900,000 shares of Common Stock. The Issuer Common Stock owned by GJG Life and the shares of Common Stock issuable upon conversion of the Class A Stock, collectively represent 24.5% of the outstanding Common Stock of the Issuer (based on 58,048,412 total outstanding shares of Common Stock as of November 11, 2016, as reported in the Issuer’s Form 10-Q, filed with the SEC on November 14, 2016). The Managing Member owns 521,243 shares of Common Stock of the Issuer, representing 0.9% of the outstanding Common Stock of the Issuer (based on 58,048,412 total outstanding shares of Common Stock as of November 11, 2016, as reported in the Issuer’s Form 10-Q, filed with the SEC on November 14, 2016). GJG Capital in the Managing Member of GJG Life and the Managing Member is the sole member and manager of GJG Capital. Because of GJG Capital’s and the Managing Member’s relationship to GJG Life, each of GJG Capital and the Managing Member may be deemed to beneficially own the securities hold by GJG Life. GJG Capital and the Managing Member each disclaim beneficial ownership of the securities held by GJG Life except to the extent of their respective pecuniary interests therein.
(b)	GJG Life, GJG Capital and the Managing Member have shared voting and dispositive power over 10,496,760 shares of Common Stock of the Issuer and 4,900,000 shares of Class A Convertible Preferred Stock of the Issuer. In addition, the Managing Member has sole voting and dispositive power over the 521,243 shares of Common Stock of the Issuer owned by the Managing Member.
(c)	Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the common stock or other equity security of the Issuer during the last 60 days.
(d)	Except as otherwise described in this Schedule 13D, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned common stock.
(e)	Not applicable.

CUSIP No. 576810105	13D	Page 7 of 8 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Joint filing Agreement.

CUSIP No. 576810105	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2017

GJG Life Sciences, LLC

By:	/s/ GJG Capital, LLC
GJG Capital, LLC
Managing Member
By: /s/ Jennifer Lorenzo, Managing Member

GJG Capital, LLC

By:	/s/ Jennifer Lorenzo
Jennifer Lorenzo
Managing Member

/s/ Jennifer Lorenzo
Jennifer Lorenzo